Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160976
PROSPECTUS
OXiGENE, INC.
10,000,000 Shares
COMMON STOCK
     This prospectus relates to the resale of up to 10,000,000 outstanding shares of our common stock by Symphony ViDA Holdings LLC, which we refer to as Holdings or the selling stockholder. The shares of common stock offered under this prospectus by the selling stockholder have been issued to Holdings pursuant to the Amended and Restated Purchase Option Agreement by and among OXiGENE, Inc., Holdings and Symphony ViDA, Inc., dated as of July 2, 2009 (the “Amended Purchase Option Agreement”). We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 18. We will not be paying any underwriting discounts or commissions in this offering. We will pay the expenses incurred in registering the shares, including legal and accounting fees.
     Our common stock is quoted on The NASDAQ Global Market under the symbol “OXGN.” On August 12, 2009, the last reported sale price of our common stock was $1.48 per share.
Investing in our securities involves risks.
See “Risk Factors” beginning on page 9 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
THE DATE OF THIS PROSPECTUS IS AUGUST 13, 2009.

INFORMATION CONTAINED IN THIS PROSPECTUS
     You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.
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PROSPECTUS SUMMARY
          The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission (SEC). Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 9.
Our Business
          We are a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. Our primary focus is the development and commercialization of product candidates referred to as vascular disrupting agents (VDAs) that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions. More than 400 subjects have been treated to date in human clinical trials with our lead product candidate, ZYBRESTATtm (USAN name fosbretabulin, previously known as combretastatin A4 phosphate or CA4P). In light of the significant human experience with ZYBRESTAT to date, and because our VDA product candidates act via a validated therapeutic mechanism, inhibition of blood flow to tumors and to neovascular lesions within the eye, we believe the risk associated with our drug development programs is relatively low as compared with compounds that act via unproven or unknown mechanisms of action. For cancer indications, we are developing ZYBRESTAT administered via intravenous infusion, and for ophthalmological indications, our objective is to develop a convenient and patient-friendly, topically-applied ophthalmological formulation of ZYBRESTAT.
ZYBRESTAT for Oncology
          FACT trial — pivotal registration study with ZYBRESTAT in anaplastic thyroid cancer
          ZYBRESTAT is currently being evaluated in a 180-patient, Phase II/III pivotal registration study, which we refer to as the FACT trial, as a potential treatment for anaplastic thyroid cancer (ATC), a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. In the FACT trial, patients are randomized either to the treatment arm of study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to the control arm of the study, in which they receive only carboplatin and paclitaxel. In 2007, we completed a Special Protocol Assessment (SPA) process with the U.S. Food and Drug Administration (FDA) for this pivotal registration study.
          The primary endpoint for the FACT trial is overall survival, and the study design incorporates a planned interim analysis, which we currently anticipate will occur in the first half of 2010, upon occurrence of a pre-specified number of events (deaths). Depending upon the results observed at the planned interim analysis, which will be conducted by an independent Data Safety Monitoring Committee, the study may be continued as planned; stopped for overwhelming efficacy; or increased or decreased in size, with respect to the number of patients to be enrolled in the study, in order to appropriately size the study and maintain or increase the probability of observing a statistically significant positive effect on overall survival.
          The FDA has also granted Fast Track designation to ZYBRESTAT for the treatment of regionally advanced and/or metastatic ATC. ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. We believe that the ongoing FACT trial in ATC, if successful, will provide a basis for us to seek marketing approval of ZYBRESTAT in ATC.
          FALCON trial — randomized, controlled Phase II study with ZYBRESTAT in non-small cell lung cancer
          We are also currently evaluating ZYBRESTAT in a 60-patient, randomized, controlled Phase II clinical trial, which we refer to as the FALCON trial, as a potential first-line treatment for non-small cell lung cancer (NSCLC). In the FALCON trial, patients are randomized either to the treatment arm of study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, and the anti-angiogenic drug, bevacizumab, or to the control arm of the study, in which they receive a standard combination regimen of carboplatin, paclitaxel and bevacizumab. We believe this study, if successful, will provide support for initiating a pivotal registration study with ZYBRESTAT in NSCLC; and more generally, provide clinical validation supporting further evaluation of ZYBRESTAT in combination with commonly used anti-angiogenic therapeutics that act via vascular endothelial growth factor (VEGF) pathway inhibition.
          Recently completed Phase II trial with ZYBRESTAT in platinum-resistant ovarian cancer
          On June 1, 2009, results from a Simon two-stage design Phase II trial with ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, in platinum-resistant ovarian cancer, sponsored by investigators at the Mount Vernon Cancer Research Centre, UK, were presented at the annual meeting of the American Society of Clinical Oncology (ASCO). Of 44 patients enrolled in this study, 11 (25%) had confirmed partial responses as determined by the Gynecological Cancer InterGroup (GCIG) response criteria, i.e., response by tumor imaging (RECIST) and/or ovarian cancer biomarker (CA-125) criteria. An additional four patients had unconfirmed partial responses by RECIST criteria, and stable disease responses were reported in an additional 16 patients. Our analysis of data from this study indicates that 21 of 44 (48%) patients enrolled in the study experienced clinical benefit, as determined by patients with confirmed and unconfirmed partial responses and patients who achieved and maintained stable disease responses throughout the study for six cycles of treatment. The combination regimen of ZYBRESTAT and carboplatin plus paclitaxel chemotherapy was observed to be well-tolerated with approximately half of the patients completing all six cycles of therapy. We believe the results of this study support further development of ZYBRESTAT in ovarian cancer and are considering options for undertaking further randomized, controlled studies in ovarian cancer, including a study or studies which may potentially be undertaken in collaboration with an oncology cooperative study group.
          We believe that, if successful, the ongoing ZYBRESTAT study program will establish a compelling rationale for further development of ZYBRESTAT as a treatment for:
•	forms of recurrent, metastatic thyroid cancer in addition to ATC;

•	aggressive and difficult-to-treat malignancies;

•	use in combination with chemotherapy in a variety of solid tumors, particularly those in which carboplatin and/or paclitaxel chemotherapy are commonly used; and

•	use in combination with commonly used anti-angiogenic drugs, such as bevacizumab, that act via VEGF pathway inhibition, in various solid tumor indications.
          We believe these areas for potential further development collectively represent a large potential commercial market opportunity that includes cancers of the thyroid, ovary, kidney, liver, head and neck, breast, lung, skin, brain, colon and rectum.
          In addition, based upon preclinical results first published by our collaborators in the November 2007 online issue of the journal BLOOD, as well as preclinical data presented in April 2009 at the annual meeting of the American Association of Cancer Research (AACR), we believe that ZYBRESTAT and our other VDA product candidates, particularly OXi4503, may also have utility in the treatment of hematological malignancies or “liquid tumors,” such as acute myeloid leukemia.
ZYBRESTAT for Ophthalmology
          In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, we are undertaking an ophthalmology research and development program with ZYBRESTAT, the objective of which is to develop a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. We believe that a safe, effective and convenient topically-administered anti-vascular therapeutic would have advantages over currently approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes, in some cases on a chronic monthly basis.
          In June 2009, we initiated a randomized, double-masked, placebo-controlled Phase II proof-of-mechanism trial, which we refer to as the FAVOR trial, with intravenously-administered ZYBRESTAT in patients with polypoidal choroidal vasculopathy (PCV), a form of choroidal neovascularization against which current therapies, including approved anti-angiogenic drugs, appear to provide limited benefit. In parallel with the FAVOR trial, we are currently conducting preclinical pilot toxicology and efficacy studies with ZYBRESTAT, administered via topical ophthalmological formulations. We believe the architecture of the abnormal vasculature in the retina and choroid that contributes to PCV patients’ loss of vision may be particularly susceptible to treatment with a VDA such as ZYBRESTAT. We believe that PCV represents an attractive target indication and development pathway for ZYBRESTAT because, unlike wet age-related macular degeneration, an indication for which several anti-angiogenic drugs are approved or prescribed off-label, it is more feasible to conduct clinical studies with ZYBRESTAT in patients with PCV without combining or comparing ZYBRESTAT with anti-angiogenic drugs, thereby potentially reducing development time and expense. The objectives of the FAVOR trial and the ongoing preclinical program are to:
•	determine the therapeutic utility of ZYBRESTAT in PCV;

•	determine blood concentrations of drug required for activity in humans and thereby estimate, with the benefit of preclinical data, an appropriate dose of topically-administered ZYBRESTAT to be evaluated in subsequent human clinical studies; and

•	further evaluate the feasibility of and reduce the risk associated with developing a topical formulation of ZYBRESTAT for ophthalmological indications.
          To date, we have completed preclinical experiments demonstrating that ZYBRESTAT has activity in six different preclinical ophthalmology models, including a model in which ZYBRESTAT was combined with an approved anti-angiogenic drug. We have also completed multiple preclinical studies suggesting that ZYBRESTAT, when applied topically to the surface of the eye at doses anticipated to be well-tolerated, penetrates to the retina and choroid in quantities that we believe should be more than sufficient for therapeutic activity. Finally, we have completed and reported results at the 2007 annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) from a Phase II study in patients with myopic macular degeneration in which all patients in the study met the primary clinical endpoint of vision stabilization at three months after study entry.
          Based on results of our preclinical and clinical trials, we believe that a topically-applied formulation of ZYBRESTAT (e.g., an eye-drop or other topical formulation) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as PCV, age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, all of which are characterized by abnormal blood vessel growth and associated loss of vision. In addition to having potential utility for treating ocular diseases and conditions that affect tissues in the back of the eye, we believe that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions characterized by abnormal neovascularization that affect tissues in the front of the eye, such as the cornea and iris.
          Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that these therapeutics be injected directly into the eye on a repeated basis is a significant limitation for some patients and may result in serious side-effects. We believe that a topical formulation of ZYBRESTAT may:
•	decrease the requirement for or possibly even replace the use of medications injected into the eye;

•	have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss; and

•	have utility in patients with neovascular ophthalmological diseases and conditions that do not respond well to treatment with currently available therapeutics.

OXi4503, a unique, second generation VDA for oncology indications
          We are currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types. We believe that OXi4503 is differentiated from other VDAs by its dual-action activity. Our data indicate that in addition to having potent vascular disrupting effects, OXi4503 is unique in that it can be metabolized by oxidative enzymes to an orthoquinone chemical species that has direct cytotoxic effects on tumor cells. We believe this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, we believe that OXi4503 may have enhanced activity in tumor types with relatively high levels of oxidative enzymes that can facilitate the metabolism of the active OXi4503 VDA to a cytotoxic orthoquinone species. These tumor types include hepatocellular carcinoma, melanoma, and myeloid leukemia. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.
          We are currently evaluating OXi4503 in two ongoing clinical trials: a Phase I clinical trial in patients with advanced solid tumors sponsored by Clinical Research United Kingdom; and a Company-sponsored Phase Ib/IIa trial, initiated in the first quarter in patients with solid tumors with hepatic involvement. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. We currently anticipate filing a U.S. IND for OXi4503 and initiating an additional Phase I study in the second half of 2009.
Our Development Programs and Product Candidates
          The following table outlines the ongoing, recently completed and planned clinical development programs for our current product candidates:
ZYBRESTAT for Oncology

Study Design and
Indication	Number of Subjects (n)	Regimen	Sponsor	Status

Anaplastic Thyroid Cancer (ATC)	FACT Trial — Phase II/III Randomized, Controlled Pivotal Registration Study (n=180)	carboplatin + paclitaxel ± ZYBRESTAT	OXiGENE	Enrolling

1st-line Non-small Cell Lung Cancer (NSCLC)	FALCON Trial — Phase II Randomized, Controlled Study (n=60)	carboplatin + paclitaxel + bevacizumab ± ZYBRESTAT	OXiGENE	Enrolling

Platinum-resistant Ovarian Cancer	Phase II Simon Two- Stage Design Study (n=44)	ZYBRESTAT + carboplatin + paclitaxel	Cancer Research UK	Complete

ZYBRESTAT for Ophthalmology

Study Design and
Indication	Number of Subjects (n)	Regimen	Sponsor	Status

Proof-of-mechanism Study in Polypoidal Choroidal Vasculopathy (PCV)	Phase II Randomized, Double-Masked, Placebo-controlled, Single-dose Study (n=40)	ZYBRESTAT (intravenous-route)	OXiGENE	Enrolling
OXi4503 for Oncology

Indication	Study Design and Number of Subjects (n)	Regimen	Sponsor	Status

Refractory Solid Tumors	Phase I Dose-Escalation Study	OXi4503	Cancer	Enrolling
Hepatic Tumors	Phase Ib/IIa Dose-Ranging Study	OXi4503	Research	Enrolling
	(n=63 total; 18 in Phase Ib portion)		UK
OXiGENE

Refractory Solid Tumors	Phase I Dose-Escalation Study	OXi4503	OXiGENE	Planned for 2009
Collaborations and Recent Developments
          Symphony Transaction
          As described below, in October 2008, we announced a strategic collaboration with Symphony Capital Partners, L.P. (Symphony), a private-equity firm, under which Symphony agreed to provide up to $40 million in funding to support the advancement of ZYBRESTAT for oncology, ZYBRESTAT for ophthalmology and OXi4503. Under the transaction, we granted Symphony ViDA, Inc., a newly-created drug development company, exclusive licenses to ZYBRESTAT for use in ophthalmologic indications and OXi4503. As part of this transaction, we maintained the exclusive option, but not the obligation, to purchase the assets of Symphony ViDA. On July 2, 2009, we exercised this option to purchase the equity securities of Symphony ViDA in exchange for shares of our common stock. We closed on the purchase option on July 20, 2009 and issued 10 million shares of our common stock to Symphony ViDA Holdings LLC, or Holdings, at the closing.
          On October 1, 2008, we announced a strategic collaboration with Symphony. Under this collaboration, we entered into a series of related agreements with Symphony Capital LLC, Symphony ViDA, Holdings and related entities, including the following:
•	Purchase Option Agreement;

•	Research and Development Agreement;

•	Amended and Restated Research and Development Agreement;

•	Technology License Agreement;

•	Novated and Restated Technology License Agreement;

•	Confidentiality Agreement; and

•	Additional Funding Agreement.
          In addition, we entered into a series of related agreements with Holdings, including the following:
•	Stock and Warrant Purchase Agreement;

•	Warrant to purchase up to 11,281,877 shares of our common stock at $1.11 per share, which was issued on October 17, 2008 and subsequently exercised in full on December 30, 2008 following stockholder approval of the Symphony transaction; and

•	Registration Rights Agreement.
          Pursuant to these agreements, Holdings formed and capitalized Symphony ViDA in order (a) to hold certain intellectual property related to two of our product candidates, ZYBRESTAT for use in ophthalmologic indications and OXi4503, referred to as the “Programs,” which were exclusively licensed to Symphony ViDA under the Novated and Restated Technology License Agreement and (b) to fund commitments of up to $25 million. The funding was intended to support preclinical and clinical development by us, on behalf of Symphony ViDA, of ZYBRESTAT for ophthalmology and OXi4503.
          The Purchase Option Agreement provided for the exclusive right, but not the obligation, to repurchase both Programs by acquiring 100% of the equity of Symphony ViDA at any time between October 2, 2009 and March 31, 2012 for an amount equal to two times the amount of capital actually invested by Holdings in Symphony ViDA, less certain amounts (the Purchase Option).
          We issued to Holdings, pursuant to the Stock and Warrant Purchase Agreement, an aggregate of 13,513,514 shares of our common stock and warrants at a price of $1.11 per share, which was the closing price of our common stock on The NASDAQ Global Market on September 30, 2008, the day before the consummation of the Symphony transaction. In addition, pursuant to the Purchase Option Agreement, we issued to Holdings an aggregate of 3,603,604 shares of our common stock with a fair value of $4 million as consideration for the Purchase Option.
          On July 2, 2009, we, Holdings and Symphony ViDA entered into a series of related agreements pursuant to which we agreed to amend the terms of the Purchase Option, as set forth in an amended and restated purchase option agreement (the Amended Purchase Option Agreement). In connection with this amendment, we and Holdings also entered into an amended and restated registration rights agreement (the Amended Registration Rights Agreement).
          Under the Amended Purchase Option Agreement, upon the closing of the Purchase Option on July 20, 2009, we acquired all of the equity of Symphony ViDA in exchange for ten million shares of our common stock, and we re-acquired all of the rights to the ZYBRESTAT for ophthalmology and OXi4503 programs that had been licensed to Symphony ViDA. In addition, the approximately $12.5 million in cash held by Symphony ViDA at the time of closing, became available for use for our general corporate purposes. In the event that we issued additional securities prior to January 2, 2010 at a price lower than $2.08 per share, Symphony Capital LLC had the right to receive additional securities in an amount reflecting the difference in value of the securities at the time of such subsequent issuance and $2.08 per share. This right was subject to the limitation that we cannot issue more than ten million shares of common stock under the Amended Purchase Option Agreement, provided that if Symphony Capital would otherwise be entitled to receive more than such number of shares, Symphony Capital may request such combination of shares of common stock and any other securities of ours as would, in Symphony’s sole determination, provide value to Symphony Capital not in excess of the purchase price for the Purchase Option, or $12,480,000.

          The two members of our Board of Directors appointed by Symphony Capital LLC, Mr. Mark Kessel and Dr. Alastair Wood, will remain on the Board, and we expect to maintain our advisory relationships with Symphony and RRD International LLC. The Additional Funding Agreement, dated October 1, 2008, has been terminated.
          Baylor University Collaboration
          Under a sponsored research agreement with Baylor University, we are pursuing discovery and development of novel, small-molecule therapeutics for the treatment of cancer, including small-molecule cathepsin-L inhibitors and hypoxia-activated VDAs. Cathepsin-L is an enzyme involved in protein degradation and has been shown to be closely involved in the processes of angiogenesis and metastasis. Small molecule inhibitors may have the potential to slow tumor growth and metastasis in a manner we believe could be complementary with our VDA therapeutics. We also believe that our hypoxia-activated VDAs could serve as line-extension products to ZYBRESTAT and/or OXi4503.
Company Background
          We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). We also have an office in the United Kingdom at Magdalen Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford, OX4 4GA, as well as at 300 Bear Hill Road, Waltham, Massachusetts 02451. Our Internet address is www.OXiGENE.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.

RISK FACTORS
Risks Related to Our Business
We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and the terms of any financings may not be advantageous to us.
          Our operations to date have consumed substantial amounts of cash. We expect our cash on hand to fund our operations into the third quarter of 2010. In order to remain a going concern we will require significant funding. Additional funds may not be available to us on terms that we deem acceptable, or at all. Negative cash flows from our operations are expected to continue over at least the next several years. We do not currently have any commitments to raise additional capital by selling equity, issuing debt or entering into any collaboration that would provide material funding. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical studies, the cost timing and outcomes of regulatory approval for our product candidates, the terms and conditions of our contracts with service providers for these programs, the rate of recruitment of patients in our human clinical trials, as well as the timing of hiring development staff to support our product development plans. Many of these factors are not within our control.
          Our actual capital requirements will depend on numerous factors, including: the progress of and results of our preclinical testing and clinical trials of our product candidates under development, including ZYBRESTAT and OXi4503; the progress of our research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to developing manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by us of third party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.
          We will need to raise additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all. We may be able to access our Kingsbridge Committed Equity Financing Facility (CEFF) during fiscal 2009 to augment our existing capital resources as long as the current market value of our common stock remains above the minimum price required for draw downs under our agreement with Kingsbridge. We intend to aggressively pursue other forms of capital infusion including strategic alliances with organizations that have capabilities and/or products that are complementary to our own or may be able to contribute capital, in order to continue the development of our product candidates. We have also entered into an agreement with the placement agent of our recently completed offering of common stock and warrants to purchase common stock, providing that we may not, until October 13, 2009, sell any shares of our common stock or securities that are convertible into or exchangeable for shares of our common stock, with certain exceptions, without the prior consent of the placement agent.
          If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our failure to raise capital when needed may materially harm our business, financial condition and results of operations.
We have a history of losses and we anticipate that we will continue to incur losses in the future.

          We have experienced net losses every year since our inception and, as of March 31, 2009, had an accumulated deficit of approximately $164,753,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to our VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of our products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.
We recently undertook an internal review of matters pertaining to our quality, vendor oversight and regulatory compliance systems, practices and procedures relating to the conduct of clinical trials sponsored by us. While we believe that the actions recently taken by us have substantially improved our systems, practices and procedures, we cannot assure you that these measures will fully prevent any future quality, vendor management or regulatory compliance issues.
          Because we operate with a relatively small clinical operations team while sponsoring clinical trials in numerous foreign jurisdictions, we are heavily reliant on outside vendors, including clinical research organizations, or CROs, for the training of personnel at the various sites where we are sponsoring clinical trials, periodic monitoring of clinical trial sites, and ongoing management of clinical trial operations at trial sites. Under our oversight, outside vendors are also responsible for hosting and managing our clinical trial databases, including safety databases, and for reporting safety information to the FDA and foreign regulatory authorities. In April 2009, we initiated an internal review of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance as a result of concerns raised by internal personnel that our existing systems, practices and procedures in these areas were not sufficiently robust.
          Our Board of Directors established a committee of its members to manage the review process. The review primarily focused on matters relating to our ongoing FACT trial in anaplastic thyroid cancer, and included an evaluation of our systems, practices and procedures involving, among other things, the following matters:
•	selection and oversight of vendors to us of clinical trial-related services;

•	maintenance and management of databases containing safety and other data from clinical trials, the timely reporting of any issues raised from the review of safety and other data to applicable regulatory authorities, institutional review boards and ethics committees, and data safety monitoring committees;

•	oversight of the monitoring of clinical trial sites by outside vendors and the review of and response to periodic monitoring reports;

•	training of clinical trial investigators and site personnel;

•	establishing adequate standard operating procedures, or SOPs, and internal staff training in such procedures to ensure appropriate adherence to applicable quality and compliance standards; and

•	allocation of resources to our Quality/Compliance Department.
          With the assistance of an outside consulting firm, we have prepared and adopted a corrective actions/preventive actions plan, or CAPA, which is designed to remedy and avoid the recurrence of matters noted during the internal review. Pursuant to the CAPA, we are implementing a number of operational changes, particularly as they relate to vendor qualification and oversight, management of clinical trial and safety databases, review and reporting of safety data, and personnel training. In parallel with these operational changes, we have recently recruited a new Chief Development Officer to oversee our drug development programs, and we are recruiting additional personnel in our Quality Assurance function.
          While we believe that the actions we have taken in response to the internal review have collectively resulted in substantially improved quality, vendor oversight, and regulatory compliance systems, practices and procedures, we cannot assure you that matters similar or related to those that prompted the review will not recur, or that applicable regulatory authorities, institutional review boards or ethics committees would find the actions taken by us in response to the internal review to have been sufficient. If applicable regulatory authorities were to find our quality controls or other regulatory compliance systems to be insufficient, they could take a range of actions, including but not limited to placing one or more of our clinical trials on clinical hold, requiring us to redo one or more of our clinical trials, or requiring additional clinical trials prior to approval of any of our product candidates. Similarly, if institutional review boards or ethics committees associated with our clinical trial sites were to find our quality systems, practices, and procedures to be insufficient, they could take a range of actions, including suspending participation in our clinical trials at their sites. In addition, we could decide on our own to take any of these actions, if either our management or a data safety monitoring committee concluded that such steps were necessary in order to protect the safety of subjects in trials involving our product candidates, the integrity of the data generated by those trials, or otherwise.
We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that we in-license.
          We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. We may make incorrect determinations. Our decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities. In addition, from time to time we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would be devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.
Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.
          Our product candidates are in an early stage of development. In order to achieve profitable operations, we, alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in our clinical trials that will cause us to delay, suspend or terminate those clinical trials. Further, our research or product development efforts or those of our collaborative partners may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.

We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm our business.
          We believe that our success depends, and will likely continue to depend, upon our ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals could have a material adverse effect on us. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that we may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties.
Our industry is highly competitive, and our products may become technologically obsolete.
          We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and expected to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing technologies and products that are more effective and/or cost competitive than those being developed by us, or that would render our technology and products less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.
We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate, we may lose the licensed rights to our product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.
          We depend on license agreements with third parties for certain intellectual property rights relating to our product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain our rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose our rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under our material agreements with them, if disputes arise under any of our in-licenses, including our in-licenses from ASU and the Bristol-Myers Squibb Company, and Baylor University, we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and our other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.
          If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.
We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.
          To date, our principal product candidates have been based on certain previously known compounds. We anticipate that the products we develop in the future may include or be based on the same or other compounds owned or produced by unaffiliated parties, as well as synthetic compounds we may discover. Although we expect to seek patent protection for any compounds we discover and/or for any specific uses we discover for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our efforts, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.
          Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of July 1, 2009, we were the exclusive licensee, sole assignee or co-assignee of twenty-nine (29) granted United States patents, twenty-eight (28) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us generally is highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents was performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which we hold licenses or in bringing suit to protect our own patents against infringement.
          We require employees, Scientific Advisory Board members, Clinical Trial Advisory Board members, and the institutions that perform our preclinical and clinical trials to enter into confidentiality agreements with us. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us is to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.
If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates.
          We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our product candidates. We depend on independent clinical investigators and, in some cases, contract research organizations and other third-party service providers to conduct the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials and we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.
Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover any claims.
          The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.
Our products are subject to extensive government regulation, which results in uncertainties and delays in the progress of our products through the clinical trial process.
          Our research and development activities, preclinical testing and clinical trials, and the manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Preclinical testing and clinical trials and manufacturing and marketing of our products are and will continue to be subject to the rigorous testing and approval requirements and standards of the FDA and other corresponding foreign regulatory authorities. Clinical testing and the regulatory review process generally take many years and require the expenditure of substantial resources. In addition, delays or rejections may be encountered during the period of product development, clinical testing and FDA regulatory review of each submitted application. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, regulatory approval may not be obtained for any potential products developed by us, and a potential product, if approved in one country, may not be approved in other countries. Moreover, even if regulatory approval of a potential product is granted, such approval may impose significant limitations on the indicated uses for which that product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems, such as undiscovered side effects, or manufacturing problems, may result in restrictions on such product, manufacturer or facility, including a possible withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, injunctions and criminal prosecution. Moreover, continued cost control initiatives by third party health care payers, including government programs such as Medicare may affect the financial ability and willingness of patients and their health care providers to utilize certain therapies which, in turn, could have a material adverse effect on us.
We have no manufacturing capacity, and we have relied and expect to continue to rely on third-party manufacturers to produce our product candidates.

          We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates or any of the compounds that we are testing in our preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and we expect to rely in the future, on third-party manufacturers to supply our product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:
•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.
          If we do not maintain or develop important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.
          The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products after approval.
          Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.
Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could defer a change of our management which could discourage or delay offers to acquire us.
          Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of OXiGENE. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors.
The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.

          Upon the marketing approval of any one or more of our products, if at all, sales of our products will depend significantly on the extent to which reimbursement for our products and related treatments will be available from government health programs, private health insurers and other third-party payers. Third-party payers and governmental health programs are increasingly attempting to limit and/or regulate the price of medical products and services. The MMA, as well as other changes in governmental or in private third-party payers’ reimbursement policies, may reduce or eliminate any currently expected reimbursement. Decreases in third-party reimbursement for our products could reduce physician usage of the product and have a material adverse effect on our product sales, results of operations and financial condition.
          On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate any policies for public or private payers, it is not clear what, if any, effect the research will have on the sales of our products if any such product or the condition that it is intended to treat is the subject of a study. Decreases in third-party reimbursement for our products or a decision by a third-party payer to not cover our products could reduce physician usage of the product and have a material adverse effect on our product sales, results of operations and financial condition.
Risks Related to Our Common Stock
The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond our control.
          The market price of our common stock has been, and likely will continue to be highly volatile. Factors, including our or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on our results of operations and on the market price of our common stock. We cannot assure you that your investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market. Substantially all of the shares of our common stock issuable upon exercise of outstanding options have been registered for sale and may be sold from time to time hereafter. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales could occur, could adversely affect the market price of our common stock. The price and liquidity of our common stock may also be significantly affected by trading activity and market factors related to the NASDAQ and Stockholm Stock Exchange markets, which factors and the resulting effects may differ between those markets. In order to remain in good standing with both The NASDAQ Global Market and NASDAQ OMX, we must meet the continued listing requirements of these exchanges, which include minimum stockholders’ equity, market value of listed securities or total assets and revenue and minimum bid price of our common stock, among others. There can be no assurance that we will continue to meet the ongoing listing requirements and that our commons stock will remain eligible to be traded on these exchanges.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such

“forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”
          Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:
•	the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs;

•	the further preclinical or clinical development and commercialization of our product candidates;

•	the potential benefits of our product candidates over other therapies;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any product;

•	our ability to enter into any collaboration with respect to product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to retain the services of our current executive officers, directors and principal consultants;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.
          These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” beginning on page 9, that may cause our or our industry’s actual results, levels of activity, performance or achievements to differ from those expressed or implied by such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risks described in the “Risk Factors” section of this prospectus supplement, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein.
          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by law, we do not intend to update any of the forward-looking statements for any reason after the date of this prospectus supplement to conform such statement to actual results or if new information becomes available.
          All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.
USE OF PROCEEDS
          We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus.

SELLING STOCKHOLDER
          This prospectus relates to the possible resale by the selling stockholder, Holdings, of shares of common stock that we have issued pursuant to the Amended Purchase Option Agreement by and between the Company, Holdings and Symphony ViDA, dated as of July 2, 2009. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the amended and restated registration rights agreement we entered into with Holdings on July 2, 2009.
          The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the Amended Purchase Option Agreement.
          The following table presents information regarding Holdings and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of July 20, 2009. As used in this prospectus, the term “selling stockholder” includes Holdings and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge or other non-sale-related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.
          Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The percentage of shares beneficially owned prior to the offering is based on 62,451,743 shares of our common stock outstanding as of July 20, 2009.

	Shares of Common Stock				Shares of Common Stock
	Beneficially Owned Prior to				Beneficially Owned After
	Offering			Number of Shares	Offering
Security Holder	Number		Percent	Being Offered	Number	Percent
Symphony ViDA Holdings LLC (1)	27,117,118	(2)	43.4%	10,000,000 (2)	17,117,118	27.4%

(1)	The address of Holdings is 7361 Calhoun Place, Suite 325, Rockville, MD 20855.

(2)	Consists of 10,000,000 shares of common stock issued under the Amended Purchase Option Agreement we entered into on July 2, 2009. Mark Kessel and Harri V. Taranto, the Managing Members of Symphony GP, LLC, have voting and investment control of the securities held by Holdings.
PLAN OF DISTRIBUTION
          We are registering 10,000,000 shares of common stock under this prospectus on behalf of Holdings. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
          The shares of our common stock may be sold from time to time directly by the selling stockholder or, alternatively, through underwriters, broker-dealers or agents. If the shares are sold through underwriters, broker-dealers or agents, the selling stockholder will be responsible for any related underwriting discounts or commissions or agents’ commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholder may sell its shares by one or more of or a combination of the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of The NASDAQ Global Market;

•	in privately negotiated transactions; and

•	in options transactions.
          The selling stockholder may also sell shares of our common stock short and deliver shares of our common stock to close out short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell such securities.
          Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
          Any broker-dealer participating in such transactions as agent may receive commissions from Holdings (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Holdings to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Holdings, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Holdings. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on The NASDAQ Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus or a supplemental prospectus will be filed, disclosing:
•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
          Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Holdings and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.
          The selling stockholder and/or broker-dealers may be deemed to be underwriters under the Securities Act. Two members of our Board of Directors, Mark Kessel and Alastair J.J. Wood, M.D., both Managing Directors of Symphony Capital LLC, have been appointed by Symphony Capital LLC.
          We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.
          Under the terms of the Amended Purchase Option Agreement and the amended and restated registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.
          At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
LEGAL MATTERS
          The validity of the securities we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, and members of that firm, their families and trusts for their benefit own an aggregate of approximately 350 shares of our common stock.
EXPERTS
          The consolidated financial statements of OXiGENE, Inc. appearing in OXiGENE, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Global Market under the symbol “OXGN.” You can read and copy reports and other information concerning us at the offices of the Financial Industry Regulatory Authority located at 1735 K Street, N.W., Washington, D.C. 20006.
          This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:
•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the time that we sell all of the securities offered by this prospectus supplement or the earlier termination of the offering (except in each case the information contained in such documents to the extent “furnished” and not “filed”). The documents we are incorporating by reference as of their respective dates of filing are:
•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 30, 2009 (File No. 000-21990);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 15, 2009 (File No. 000-21990);

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 13, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on January 9, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 25, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on May 4, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on June 1, 2009 (File No. 000-21990);

•	Amendment to Our Current Report on Form 8-K/A filed on June 12, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on June 17, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on July 7, 2009 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on July 15, 2009 (File No. 000-21990);

•	The portions of our Proxy Statement on Schedule 14A filed on April 7, 2009 that are deemed “filed” with the SEC, including portions of the Supplemental Proxy Materials filed on May 8, 2009 (File No. 000-21990);

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, and any amendment or report filed with the SEC for purposes of updating such description; and

•	The description of the Rights under the Stockholder Rights Agreement (which are currently transferred with our common stock) contained in our Registration Statement on Form 8-A12G (File No. 000-21990) filed under the Exchange Act with the Commission on March 30, 2005, including any amendment or report filed for the purpose of updating such description.
     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
     You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (650) 635-7000.